Exhibit 99.(a)(1)(B)

FORM OF E-MAIL NOTIFICATION TO ELIGIBLE EMPLOYEES

November 30, 2009 from ACAS – HR Compensation

Dear American Capital Stock Option Participant,

This e-mail is to notify you that American Capital, Ltd. (the “Company”) is offering eligible optionholders the opportunity to receive cash in exchange for their voluntary cancellation of certain stock options to purchase American Capital stock. In order to be eligible for the offer you must be an employee of American Capital as of the expiration time for the offer, which is December 28, 2009. The offer applies only to outstanding and unexercised (both vested and unvested) stock options granted prior to March 30, 2008 with an exercise price equal to or exceeding $16.00 per share. The cash payment for each eligible option that is properly tendered will be equal to $0.05 per eligible option for non-executive employees and $0.01 per eligible option for executive officer employees. If you are an eligible optionee, your decision to accept this offer is entirely discretionary; however, if you accept the offer then you must tender all of your eligible options.

The Company is making this offer upon the terms and subject to the conditions described in the Offer to Purchase For Cash Certain Outstanding Stock Options (the “Offering Memorandum”) and other related documents (the “Offering Documents”) that are available on the “American Capital Ltd. Tender Offer” website of the tender offer administrator, Computershare Technology Services, Inc. (“Computershare”). You will find your personalized election form that identifies which of your stock options are eligible for the offer on the Computershare website. The Offering Documents and the Schedule TO filed with the Securities and Exchange Commission (the “SEC”) earlier today are also available on the “SEC Filings” section of the Company’s website at http://ir.americancapital.com/phoenix.zhtml?c=109982&p=irol-sec. Please be advised that you must make your election on the Computershare website prior to the expiration time, which is December 28, 2009 at 11:59 p.m. Eastern Time. Whether you accept the offer or not, you should complete and submit an election form that sets forth your election for your eligible options.

All eligible optionees were mailed a Welcome Letter today to their home address that provides information on how to access the Computershare website, including a User ID, and a separate letter that includes a PIN number. If you believe that you are an eligible optionee but do not receive these mailings in the next few days, please contact Doug Lwin in the Human Resources department.

If you have any additional questions, please contact David Ellis or Christopher Casserly in the Human Resources Department.